Exhibit 99.1

Navigator Gas Announces Completion of Acquisition of First of Three

Handysize Liquefied Ethylene Gas Carriers

LONDON, February 19, 2025 – Navigator Holdings Ltd. (“Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce that today, it completed the acquisition of the first of three vessels, as previously announced on January 7, 2025.

The acquisition and delivery of the vessel, a German-built 17,000 cubic meter capacity liquefied ethylene gas carrier, renamed Navigator Hyperion, is the first of three handysize ethylene carriers that Navigator Gas committed to acquiring to complement the increased export capacity from its Export Terminal Joint Venture, as announced on January 7, 2025 (the “Transaction”). Delivery of the remaining two vessels under the Transaction is expected between February and May 2025. All three vessels are anticipated to operate in the spot market upon or shortly after delivery.

To finance the Transaction, the Company will use cash on hand and proceeds raised from a facility agreement (the “Facility Agreement”) entered into between Navigator Gas L.L.C. (the “Borrower”) and Nordea Bank Abp (“Nordea”) on February 7, 2025. Nordea will make funds available to the Borrower, subject to the terms and conditions set out in the Facility Agreement. Obligations under the Facility Agreement are guaranteed by the Company and will be secured by the three vessels.

Gary Chapman, CFO of Navigator Gas comments that:

“We have put in place competitively priced debt to finance the majority of the cost of acquiring the three vessels. As the vessels are delivered now, and in the coming weeks, we expect these to support our ethylene export terminal expansion and be accretive to our earnings both in 2025 and beyond.”

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Following completion of the Transaction, Navigator Gas’ fleet will consist of 59 semi- or fully-refrigerated liquefied gas carriers, 28 of which will be ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow. Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com

Address:	333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: General